UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33299
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Mellanox Technologies, Ltd.
(Exact name of registrant as specified in its charter)
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Beit Mellanox
Yokneam, Israel 20692
+972-4-909-7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value NIS 0.0175 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*
Pursuant to the requirements of the Securities Exchange Act of 1934, Mellanox Technologies, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 7, 2020	By: /s/ Rebecca Peters Name:Rebecca Peters Title:Director
* Effective as of April 27, 2020, pursuant to that certain Agreement and Plan of Merger, dated as of March 10, 2019, by and among NVIDIA Corporation, a Delaware corporation (“NVIDIA”), NVIDIA International Holdings, Inc., a Delaware corporation and wholly owned subsidiary of NVIDIA (“Parent”), Mellanox Technologies, Ltd., a company organized under the laws of the State of Israel (“Mellanox”), and Teal Barvaz Ltd., a company organized under the laws of the State of Israel and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Mellanox, with Mellanox continuing as the surviving company and a wholly owned subsidiary of Parent.